

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05001408

January 13, 2005

Joseph J. Augustine
1008 Broad Street
Connellsville, PA 15425

Act: 1934
Section: 14(a)
Rule: 14a-8
Public
Availability: 1-13-2005

Re: Sky Financial Group, Inc.
Incoming letter dated December 28, 2004

Dear Mr. Augustine:

This is in response to your letters dated December 28, 2004 and January 12, 2005 concerning shareholder proposals submitted to Sky Financial. On December 20, 2004, we issued our response expressing our informal view that Sky Financial could exclude the proposals from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.


RECD S.E.C.
JAN 14 2005
1086

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Lyle G. Ganske
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

PROCESSED
JAN 21 2005
THOMSON
FINANCIAL

855876

December 28, 2004

Jonathon A. Ingram, Deputy Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to Sky Financial Group

Dear Mr. Ingram:

Please accept this communication as an inquiry and also as a response to your letter dated December 7, 2004 to Mr. Ganske, counsel to Sky Financial Group.

I am quite confused by your response and your determination that it appears that I failed to supply, within 14 days of receipt of Sky Financial's request, documentary support sufficiently evidencing that I satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b).

I did supply detailed stock ownership information well within the contended 14 day requirement. As I expressed in my November 23, 2004 letter to the Commission, I previously supplied Sky Financial Group with a copy of my actual brokerage account statement that listed specific information regarding my holdings in Sky Financial Group. The Broker account statement page, which the Commission received a copy of, clearly displays the number of shares I hold; the dates they were acquired and the number of shares still owned by me at that time.

In my November 23, 2004 letter to the Commission I also indicated that, if further verification of my holdings, for what ever reason, would be a condition of the Division of Corporate Finance recommending enforcement, I would attempt to have an additional statement supplied by my broker, on my broker's letterhead. Although I received no communication from your office, On December 10, 2004, in an attempt to eliminate any question on the part of the Commission, I submitted a letter to your office that I was able to secure from my broker in order to further substantiate my holdings and the time length of ownership.

It is respectfully requested that the Division of Corporate Finance engage in a more prudent review of the materials I have supplied. I am confident that you will recognize that there has been an error made in the Commissions initial determination and response.

Sky Financial Group has failed to substantiate any valid bases to exclude either of my currently submitted Proposals from its 2005 proxy materials.

Based on the unjustified argument raised by Sky Financial Group in their December 7, 2004 letter to the Securities and Exchange Commission Division of Corporate Finance, I have submitted two (2) separate Proposals to the Commission for consideration in an effort to comply and remedy the procedural and eligibility deficiencies that Sky suggests exists relating to my proposals. Based on the rules, I was hopeful that you would determine that the first proposal adequately complied with Rule 14a-8(d).

As noted in my December 10, 2004 letter, the first Proposal in itself does not exceed 500 words but it does require the inclusion of a Code of Business Conduct and Ethics Statement and Affidavit document to accompany the Proposal that would become the signature document for the policy to be properly implemented.

The second Proposal does not exceed 500 words and although this proposal does not afford shareholders the amount of information intended, it does incorporate the inclusion of a Code of Business Conduct and Ethics Statement and Affidavit to be signed by ALL Senior Officers and to be included as a part of the employee hand book.

If the Office of Chief Counsel, Division of Corporation Finance would afford me the professional courtesy of further reviewing the materials I have submitted, rather than casually dismiss it based on Sky Financial's devoid contentions, you will find that I have diligently and adequately corrected any and all suggested eligibility and procedural deficiencies relating to my Proposal (s) in a timely fashion based on information supplied to me by Sky Financial Group.

Sky Financial Group has failed to substantiate any valid bases to exclude either of my Proposals as currently submitted from its 2005 proxy materials. Accordingly, it is respectfully requested that the staff reverse its recent response and confirm that it will recommend enforcement action to the Commission if Sky Financial Group fails to include one or the other of the Proposals I submitted on December 10, 2004 to be included in the Sky Financial Group 2005 Proxy Materials.

Neither of the Proposals I have submitted relate to the Company's ordinary business operations. Instead, my Proposal if implemented in to Policy would serve to place additional accountability on a larger group of corporate decision makers whose actions can have a material adverse effect on shareholders, company employees, customers and the public in general.

Sky Financial Group does not have a policy in place that substantially duplicates my Proposal. The existing Senior Officer Code of Conduct/Ethics policy is a mere skeleton of the policy that would be implemented by the passing of my proposal. Sky Financial Group's existing Senior Officer Code of Conduct/Ethics policy addresses only a few selected most senior administrative officers of the holding company.

Sky Financial Group's existing policy does not adequately protect shareholders, employees, customers or the general public in the event any indiscretions or inappropriate conduct would be carried out by one of the many senior officers or any group of senior officers of Sky Financial Group or one of its subsidiaries or affiliates. My Proposal, if put into Policy would be in addition to Sky Financial Group's existing policies.

Neither of the Proposals I have submitted relate to the Company's ordinary business operations. Instead, my Proposal if implemented in to Policy would serve to place additional accountability on a larger group of corporate decision makers whose actions can have a material adverse effect on shareholders, company employees, customers and the public in general.

Sky Financial Group does not have a policy in place that substantially duplicates my Proposal. The existing Senior Officer Code of Conduct/Ethics policy is a mere skeleton of the policy that would be implemented by the passing of my proposal. Sky Financial Group's existing Senior Officer Code of Conduct/Ethics policy addresses only a few selected most senior administrative officers of the holding company.

Sky Financial Group's existing policy does not adequately protect shareholders, employees, customers or the general public in the event any indiscretions or inappropriate conduct would be carried out by one of the many senior officers or any group of senior officers of Sky Financial Group or one of its subsidiaries or affiliates. My Proposal, if put into Policy would be in addition to Sky Financial Group's existing policies.

Your immediate attention to this matter and the reversal of your position would be appreciated. I look forward to hearing from you at your earliest opportunity and I thank you in advance for your anticipated cooperation regarding this matter.

Sincerely,



Joseph J. Augustine

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sky Financial Group, Inc.
Incoming letter dated November 17, 2004

The proposals relate to Sky Financial's code of ethics.

There appears to be some basis for your view that Sky Financial may exclude the proposals under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sky Financial's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sky Financial omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sky Financial relies.

Sincerely,



Mark F. Vilardo
Special Counsel

HARRISdirect

Harborside Financial Center
501 Plaza II
Jersey City, New Jersey 07311
1.888.678.4355
Member NASD and SIPC

Account Number: [redacted]
Statement Period: 07/01/2004 - 07/31/2004

C00000000000809C8F205DP

JOSEPH J AUGUSTINE
1008 BROAD ST
CONNELLSVILLE PA 15425-6404

HARRISdirect

Harrisdirect LLC
Harborside Financial Center
501 Plaza II
Jersey City, New Jersey 07311
1.888.678.4355
Member NASD and SIPC

Select Client

Brokerage Account Statement

Statement Period: 07/01/2004 - 07/31/2004

Portfolio Holdings (continued)

Quantity	Acquisition Date	Unit Cost	Cost Basis	Market Price	Market Value	Unrealized Gain/Loss	Estimated Annual Income	Estimated Yield
Equities (continued)								
Stocks, Rights and Warrants (continued)								
SKY FINL GROUP INC COM								
Dividend Option: Cash								
802.00 of these shares are in your margin account								
Security Identifier: SKYF								
180.200	09/18/01	[redacted]	[redacted]	23.3500	4,207.67	[redacted]	151.37	3.59%
108.800	09/18/01	[redacted]	[redacted]	23.3500	2,540.48	[redacted]	91.39	3.59%
500.000	07/24/02	[redacted]	[redacted]	23.3500	11,675.00	[redacted]	420.00	3.59%
13.000	03/08/04	[redacted]	[redacted]	23.3500	303.55	[redacted]	10.92	3.59%
802.000	**Total**		[redacted]		**$18,726.70**	[redacted]	**$673.68**	



HARRIS*direct*

Harrisdirect
4235 South Stream Blvd., Suite 200
Charlotte, North Carolina 28217

December 10, 2004

Our client, Joseph Augustine, has provided a Harrisdirect statement as proof of ownership of Sky Financial (SKYF) shares and was instructed that the statement was not sufficient.

We hereby certify that our client is owner of record for 805 shares of SKYF in his account. His purchase dates are as follows:

September 18, 2001	289 shares
July 24, 2002	500 shares
March 8, 2004	13 shares

Sincerely,

Kathy Bernatzky
Relationship Manager Select Client
Harrisdirect

From: Joe Augustine [mailto:joea@zoominternet.net]
Sent: Wednesday, January 12, 2005 11:10 AM
To: cfletters@sec.gov
Cc: joea@cvzoom.net
Subject: Shareholder Proposal / Jonathan A. Ingram letter

Please accept this e-mail and attached letter as a follow-up to my response letter to Jonathan A. Ingram dated December 10, 2004.

The SEC Division of Corporate Finance supplied me with a copy of a letter you sent to Lyle Ganske of the law firm of Jones Day regarding your position as per Mark F. Vilardo, Special Counsel at the SEC opinion to not recommend enforcement action to the Commission if Sky Financial omits my Proposal(s) from its proxy materials.

I responded to Jonathan A. Ingram's letter on December 28, 2004 and expressed that the determination of Mark F. Vilardo, Special Counsel at the SEC was not correct and I supplied information to support my position. In addition, I requested that the SEC Division of Corporate Finance actually review the information I had previously supplied and in turn reverse their position and in fact advise Sky Financial that Division of Corporate Finance will recommend enforcement action to the Commission if Sky Financial does not include one of my Proposal (s) enclosed with my December 10, 2004 letter to the Division of Corporate Finance in its proxy materials.

I am sure that your review of the materials will find that I have met the necessary requirements.

My December 28, 2004 letter also expressed that I look forward to hearing from Mr. Ingram at his earliest opportunity. I recognize that your agency has many very important responsibilities and a substantial work load, but because of the circumstances, I would appreciate an acknowledgement that the information is being reviewed and that your previous decision will be and/or is being adequately reconsidered.

Your assistance would be greatly appreciated.

Sincerely,

Joseph J. Augustine

December 28, 2004

Jonathon A. Ingram, Deputy Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to Sky Financial Group

Dear Mr. Ingram:

Please accept this communication as an inquiry and also as a response to your letter dated December 7, 2004 to Mr. Ganske, counsel to Sky Financial Group.

I am quite confused by your response and your determination that it appears that I failed to supply, within 14 days of receipt of Sky Financial's request, documentary support sufficiently evidencing that I satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b).

I did supply detailed stock ownership information well within the contended 14 day requirement. As I expressed in my November 23, 2004 letter to the Commission, I previously supplied Sky Financial Group with a copy of my actual brokerage account statement that listed specific information regarding my holdings in Sky Financial Group. The Broker account statement page, which the Commission received a copy of, clearly displays the number of shares I hold; the dates they were acquired and the number of shares still owned by me at that time.

In my November 23, 2004 letter to the Commission I also indicated that, if further verification of my holdings, for what ever reason, would be a condition of the Division of Corporate Finance recommending enforcement, I would attempt to have an additional statement supplied by my broker, on my broker's letterhead. Although I received no communication from your office, On December 10, 2004, in an attempt to eliminate any question on the part of the Commission, I submitted a letter to your office that I was able to secure from my broker in order to further substantiate my holdings and the time length of ownership.

It is respectfully requested that the Division of Corporate Finance engage in a more prudent review of the materials I have supplied. I am confident that you will recognize that there has been an error made in the Commissions initial determination and response.

Sky Financial Group has failed to substantiate any valid bases to exclude either of my currently submitted Proposals from its 2005 proxy materials.

Based on the unjustified argument raised by Sky Financial Group in their December 7, 2004 letter to the Securities and Exchange Commission Division of Corporate Finance, I have submitted two (2) separate Proposals to the Commission for consideration in an effort to comply and remedy the procedural and eligibility deficiencies that Sky suggests exists relating to my proposals. Based on the rules, I was hopeful that you would determine that the first proposal adequately complied with Rule 14a-8(d).

As noted in my December 10, 2004 letter, the first Proposal in itself does not exceed 500 words but it does require the inclusion of a Code of Business Conduct and Ethics Statement and Affidavit document to accompany the Proposal that would become the signature document for the policy to be properly implemented.

The second Proposal does not exceed 500 words and although this proposal does not afford shareholders the amount of information intended, it does incorporate the inclusion of a Code of Business Conduct and Ethics Statement and Affidavit to be signed by ALL Senior Officers and to be included as a part of the employee hand book.

If the Office of Chief Counsel, Division of Corporation Finance would afford me the professional courtesy of further reviewing the materials I have submitted, rather than casually dismiss it based on Sky Financial's devoid contentions, you will find that I have diligently and adequately corrected any and all suggested eligibility and procedural deficiencies relating to my Proposal (s) in a timely fashion based on information supplied to me by Sky Financial Group.

Sky Financial Group has failed to substantiate any valid bases to exclude either of my Proposals as currently submitted from its 2005 proxy materials. Accordingly, it is respectfully requested that the staff reverse its recent response and confirm that it will recommend enforcement action to the Commission if Sky Financial Group fails to include one or the other of the Proposals I submitted on December 10, 2004 to be included in the Sky Financial Group 2005 Proxy Materials.

Neither of the Proposals I have submitted relate to the Company's ordinary business operations. Instead, my Proposal if implemented in to Policy would serve to place additional accountability on a larger group of corporate decision makers whose actions can have a material adverse effect on shareholders, company employees, customers and the public in general.

Sky Financial Group does not have a policy in place that substantially duplicates my Proposal. The existing Senior Officer Code of Conduct/Ethics policy is a mere skeleton of the policy that would be implemented by the passing of my proposal. Sky Financial Group's existing Senior Officer Code of Conduct/Ethics policy addresses only a few selected most senior administrative officers of the holding company.

Sky Financial Group's existing policy does not adequately protect shareholders, employees, customers or the general public in the event any indiscretions or inappropriate conduct would be carried out by one of the many senior officers or any group of senior officers of Sky Financial Group or one of its subsidiaries or affiliates. My Proposal, if put into Policy would be in addition to Sky Financial Group's existing policies.

Neither of the Proposals I have submitted relate to the Company's ordinary business operations. Instead, my Proposal if implemented in to Policy would serve to place additional accountability on a larger group of corporate decision makers whose actions can have a material adverse effect on shareholders, company employees, customers and the public in general.

Sky Financial Group does not have a policy in place that substantially duplicates my Proposal. The existing Senior Officer Code of Conduct/Ethics policy is a mere skeleton of the policy that would be implemented by the passing of my proposal. Sky Financial Group's existing Senior Officer Code of Conduct/Ethics policy addresses only a few selected most senior administrative officers of the holding company.

Sky Financial Group's existing policy does not adequately protect shareholders, employees, customers or the general public in the event any indiscretions or inappropriate conduct would be carried out by one of the many senior officers or any group of senior officers of Sky Financial Group or one of its subsidiaries or affiliates. My Proposal, if put into Policy would be in addition to Sky Financial Group's existing policies.

Your immediate attention to this matter and the reversal of your position would be appreciated. I look forward to hearing from you at your earliest opportunity and I thank you in advance for your anticipated cooperation regarding this matter.

Sincerely,

Joseph J. Augustine